UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Zebra Technologies Corporation

(Name of Issuer)
Class A Common Stock, par value $.01 per share

(Title of Class of Securities)
989 207 10 5

(CUSIP Number)
October 28, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / / Rule 13d-1(b)

    / / Rule 13d-1(c)

    /x/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 989 207 10 5	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward L. Kaplan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	/ / /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 1,283,839

		6	SHARED VOTING POWER -0-

		7	SOLE DISPOSITIVE POWER 1,283,839

		8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,839

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 7 pages

SCHEDULE 13G

CUSIP No. 989 207 10 5	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carol K. Kaplan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	/ / /x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 268,388

		6	SHARED VOTING POWER -0-

		7	SOLE DISPOSITIVE POWER 268,388

		8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,388

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 7 pages

Item 1.

(a)	Name of Issuer
Zebra Technologies Corporation

(b)	Address of Issuer's Principal Executive Offices
333 Corporate Roads Parkway Vernon Hills, Illinois 60061

Item 2.
(a)	Name of Person Filing:
Edward L. Kaplan and Carol K. Kaplan

(b)	Address of Principal Business Office:
333 Corporate Roads Parkway Vernon Hills, Illinois 60061

(c)	Citizenship:
Edward L. Kaplan and Carol K. Kaplan, United States

(d)	Title of Class of Securities:
Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number
989 207 10 5

Item 3. Type of Person:
Not Applicable

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 7 pages

Item 4. Ownership:

(a)	Amount Beneficially Owned:
1,552,227(1)(2)

(b)	Percent of Class:

5.9%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
1,552,227(2)

	(ii)	Shared power to vote or to direct the vote:
-0-

	(iii)	Sole power to dispose or to direct the disposition of:
1,552,227(2)

	(iv)	Shared power to dispose or to direct the disposition of:
-0-

(1)
Includes (i) 1,283,839 shares which Mr. Kaplan has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer and (ii) 268,388 shares which Mrs. Kaplan has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer.

(2)
Each person named in footnote 1 above has sole and exclusive power to vote or dispose of the shares attributed to such person. This Schedule 13G is filed on behalf of the persons named in Item 2(a) hereof because such persons could be deemed to be a group. Notwithstanding any such characterization, each such person disclaims beneficial ownership of the securities owned by all other persons named in this Schedule 13G.

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 5 of 7 pages

Item 5.  Ownership of Five Percent or less of a Class:

    Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

    Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

    Not Applicable

Item 8.  Identification and Classification of Members of the Group:

    Not Applicable

Item 9.  Notice of Dissolution of Group:

    Not Applicable

Item 10.  Certification:

    Not Applicable

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 6 of 7 pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2001
Date

/s/ Edward L. Kaplan
Signature

Edward L. Kaplan
Name/Title
February 7, 2001
Date

/s/ Carol K. Kaplan
Signature

Carol K. Kaplan
Name/Title

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 7 of 7 pages